SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 1)

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

WEBMETHODS, INC.
(Name of subject company (Issuer))

SOFTWARE AG
SOFTWARE AG, INC.
WIZARD ACQUISITION, INC.
(Names of Filing Persons (Offerors))

Common Stock, $0.01 par value per share	94768C108
(Title of class of securities)	(CUSIP number of class of securities)

Jochen Deuse
General Counsel
Software AG
Uhlandstrasse 12
64297 Darmstadt, Germany
San Jose, California 95134-1809
Telephone: (011) 49-6151-92-0

Copy to:
Peter Douglas
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$ 519,670,874	$ 15,954

(1)

Estimated for purposes of calculating the filing fee only. This amount is based upon an estimate of the maximum number of shares of common stock of webMethods, Inc. to be purchased pursuant to the tender offer at the tender offer price of $9.15 per share of common stock.

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $30.70 for each $1,000,000 of value.

☒     Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$15,954	Filing Party:	Software AG, Software AG, Inc. and Wizard Acquisition, Inc.
Form of Registration No.:	Schedule TO	Date Filed:	April 18, 2007

☐       Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒   third party tender offer subject to Rule 14d-1

☐  issuer tender offer subject to Rule 13e-4

☐  going private transaction subject to Rule 13e-3

☒  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 to Tender Offer Statement on Schedule TO (this “Amendment”) is filed by Software AG, a stock corporation (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany (“Parent”), Software AG, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Software AG USA”), and Wizard Acquisition, Inc., a Delaware corporation and a wholly-owned subsidiary of Software AG USA (the “Purchaser”). This Amendment relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (“Shares”), of webMethods, Inc., a Delaware corporation (the “Company”), at $9.15 per Share, net to the seller in cash without interest, less any required withholding taxes upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 18, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).  Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 7.  Source and Amount of Funds or Other Consideration.

1.             Section 10 of the Offer to Purchase, entitled “Source and Amount of Funds,” is hereby amended and supplemented by adding the following paragraphs to the end thereof:

“The Potential Lender from whom Parent received the Commitment Letter referenced above is Commerzbank Aktiengesellschaft (“Commerzbank”).  On April 20, 2007, Parent received an additional commitment letter from Commerzbank (the “Additional Commitment Letter”) that increases the aggregate loan commitment to Parent from €325,000,000 to €335,000,000, indicates that the Acquisition Financing will be syndicated amongst Commerzbank, Helaba, HVB, Deutsche Bank, Sal. Oppenheim and IKB (the “Lenders”) in the respective amounts set forth therein and contains certain additional terms and conditions of the Acquisition Financing.  The Additional Commitment Letter provides that the Acquisition Financing will be unsecured (unless Parent elects to have one of its subsidiaries act as borrower, in which case the Acquisition Financing will be guaranteed by Parent), will mature in planned increments beginning December 31, 2007 and ending December 31, 2011, and will bear interest at a rate per annum equal to (i) the European Interbank Offered Rate (or the London Interbank Offered Rate, in the event that Parent elects to borrow the Acquisition Financing in U.S. dollars) plus a margin that will initially be equal to 0.65% (the “Initial Margin”) and that will subsequently range between 0.50% to 0.90% depending on the ratio of Parent’s net debt to its earnings before interest, taxes, depreciation and amortization (“EBITDA”).  The Additional Commitment Letter also provides that the Lenders will be entitled to a one-time participation commission of 0.20% of the amount borrowed, plus an annual commitment fee equal to 35% of the Initial Margin on the unused portion of the committed loan amount.  In addition, Commerzbank will be entitled to an arrangement fee of €300,000.  The Lenders’ commitment to fund the Acquisition Financing is subject to the condition that there be no substantial detrimental changes in the international capital markets or Parent’s economic or financial situation that would endanger the successful conclusion of the Acquisition Financing, as well as to the negotiation and execution of a loan agreement and certain other mutually acceptable loan documentation.  It is anticipated that the loan agreement will contain representations, warranties and covenants customary to agreements of this nature, including a covenant regarding the maintenance by Parent of a minimum ratio of net debt to EBITDA and covenants restricting guarantees and loans made by Parent’s subsidiaries, the incurrence of indebtedness by Parent’s subsidiaries, sales of assets and mergers and similar business combination transactions (other than the Merger).

A copy of the Additional Commitment Letter is filed as Exhibit (b)(1) to our Tender Offer Statement on Schedule TO.  Reference is made to such exhibit for a more complete description of the terms and conditions of the Acquisition Financing.”

2.             The subsection entitled “Antitrust in the United States” in Section 16 of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” is hereby amended by adding the following sentence to the end of the final paragraph thereof:

“On April 27, 2007, the FTC granted early termination of the waiting period applicable to the Offer pursuant to the HSR Act.”

Exhibit Index

(a)(1)(i)	Offer to Purchase, dated April 18, 2007.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Form of Summary Advertisement as published on April 18, 2007 in The Wall Street Journal.*

(b)(1)	Additional commitment letter of Commerzbank Aktiengesellschaft, dated April 20, 2007.

(d)(1)	Agreement and Plan of Merger, dated April 4, 2007, among Parent, the Purchaser and the Company (incorporated by reference to Exhibit 2.1 to webMethods, Inc.’s Form 8-K filed on April 6, 2007).*

(d)(2)

Tender and Support Agreement, dated April 4, 2007, among Parent, the Purchaser, the Company and each shareholder party thereto (incorporated by reference to Exhibit 2.2 to webMethods, Inc.’s Form 8-K filed on April 6, 2007).*

(d)(3)	Confidentiality Agreement, dated January 30, 2007, by and between Parent and the Company.*

(d)(4)	Amendment to Confidentiality Agreement, dated March 5, 2007, by and between Parent and the Company.*

(g)	None.

(h)	None.

*   Previously Filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2007

SOFTWARE AG

By:	/s/ Jochen Deuse	/s/ Markus Lehnert
	Jochen Deuse	Markus Lehnert
	General Counsel	VP Mergers & Acquisitions

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase, dated April 18, 2007.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Form of Summary Advertisement as published on April 18, 2007 in The Wall Street Journal.*

(b)(1)	Additional commitment letter of Commerzbank Aktiengesellschaft, dated April 20, 2007.

(d)(1)	Agreement and Plan of Merger, dated April 4, 2007, among Parent, the Purchaser and the Company (incorporated by reference to Exhibit 2.1 to webMethods, Inc.’s Form 8-K filed on April 6, 2007).*

(d)(2)

Tender and Support Agreement, dated April 4, 2007, among Parent, the Purchaser, the Company and each shareholder party thereto (incorporated by reference to Exhibit 2.2 to webMethods, Inc.’s Form 8-K filed on April 6, 2007).*

(d)(3)	Confidentiality Agreement, dated January 30, 2007, by and between Parent and the Company.*

(d)(4)	Amendment to Confidentiality Agreement, dated March 5, 2007, by and between Parent and the Company.*

(g)	None.

(h)	None.

*                    Previously Filed.